May 10, 2006
                  Highlights of Consolidated Financial Results
                                   for FY2006
                     (April 1, 2005 through March 31, 2006)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                        (Billion yen, unless otherwise specified)
--------------------------------------------------------------------------------------------------------------------------------
                                           FY2005                 FY2006                         FY2007 Forecast
                                     (Apr. 2004 through     (Apr. 2005 through    % of change  (Apr. 2006 through    % of change
                                         Mar. 2005)             Mar. 2006)        from FY2005      Mar. 2007)        from FY2006
================================================================================================================================
Vehicle sales                                  7,408                   7,974            7.6%              8,450            6.0%
(Thousand units)
--------------------------------------------------------------------------------------------------------------------------------
Net revenues                                18,551.5                21,036.9           13.4%           22,300.0            6.0%
--------------------------------------------------------------------------------------------------------------------------------
Operating income                             1,672.1                 1,878.3           12.3%            1,900.0            1.2%
(Income ratio)                                (9.0%)                  (8.9%)                             (8.5%)
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes,                  1,754.6                 2,087.3           19.0%            1,970.0           -5.6%
minority interest and equity in               (9.5%)                  (9.9%)                             (8.8%)
earnings of affiliated companies
(Income ratio)
--------------------------------------------------------------------------------------------------------------------------------
Net income                                   1,171.2                 1,372.1           17.2%            1,310.0           -4.5%
(Income ratio)                                (6.3%)                  (6.5%)                             (5.9%)
--------------------------------------------------------------------------------------------------------------------------------
Factors contributing to increases                            Operating income increased by
and decreases in operating income                                  206.2 billion yen

                                                          (Increase)
                                                           Effects of changes in
                                                              exchange rates            300.0
                                                           Marketing efforts            240.0
                                                           Cost reduction efforts       130.0

                                                           (Decrease)
                                                           Decrease in the gains
                                                              recognized on the
                                                              transfer of the
                                                              substitutional
                                                              portion of the
                                                              employee pension fund
                                                              to the Government         -47.2
                                                           Increases in expense        -416.6
--------------------------------------------------------------------------------------------------------------------------------
Exchange rates                              JPY108/US$                    JPY113/US$                                  JPY110/US$
                                           JPY135/Euro                   JPY138/Euro                                 JPY135/Euro
--------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                           1,087.2                      1,528.8                                    1,550.0
(excluding leased assets)
--------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                           775.8                        891.4                                      930.0
--------------------------------------------------------------------------------------------------------------------------------
R&D expenses                                    755.1                        812.6                                      920.0
--------------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                         Increases in net revenues,
                                                                operating income, income
                                                                  before income taxes,
                                                              minority interest and equity
                                                                in earnings of affiliated
                                                               companies, and net income,
                                                               all reached historic highs.
--------------------------------------------------------------------------------------------------------------------------------
Number of employees                           265,753                     285,977
--------------------------------------------------------------------------------------------------------------------------------
Note: Toyota prepares its consolidated  financial  statements in accordance with accounting  principles generally accepted in the
      United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.